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[LOGO]

                                                 April 12, 1996

Evergreen Resources, Inc.
1000 Writer Square
1512 Larimer Street
Denver, Colorado 80202


Gentlemen:


     We have reviewed and compiled the estimates, prepared by Evergreen Resources, Inc. ("Evergreen"), and Resource Services, International, Inc.
(RSII), of the extent and value of the proved reserves of crude oil, natural gas, and natural gas liquids for certain leases owned by Evergreen, as of April 1, 1996. The appraised properties are located in Colorado and New Mexico.

     Evergreen's estimates of proved reserves, future net revenue, and present value of net proved reserves summarized in this report are intended to be submitted to the Securities and Exchange Commission ("SEC") as part of Evergreen's annual report filed on Form 10-K. The reserve estimates are prepared according to applicable SEC rules and utilize conventional and generally accepted engineering methods.

     Our review of Evergreen's reserve estimates is based upon a study of Evergreen's properties. During this investigation, we consulted with the officers and employees of Evergreen and were given access to such accounts, records, geological and engineering reports, and other data as were desired for examination. We previously have prepared studies of oil and gas properties in areas where Evergreen's properties are located. Property interests owned, production from such properties, current prices for production, agreements relating to current and future operations and sale of production, gas tax credit sales agreements, and various other information and data were furnished to RSII by Evergreen and are accepted as factual without independent verification of such facts. We did not make a field examination of the operations or physical condition of the appraised properties.

     Crude oil, natural gas, and natural gas liquid reserves included in this report are classified as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions, assuming continuation of the current regulatory practices, and using conventional production methods and equipment.


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Evergreen Resources, Inc.
April  12,  1996
Page   2


     Definitions of proved reserves used in this evaluation are those set forth in Rule 4-10(a) of Regulation S-X, as adopted by the SEC:


              "PROVED OIL AND GAS RESERVES. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

              "(i) Reserves are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

              "(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the 'proved' classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

              "(iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as 'indicated additional reserves'; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, gilsonite and other such sources.

              "PROVED DEVELOPED OIL AND GAS RESERVES. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as 'proved developed reserves' only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.


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Evergreen Resources, Inc.
April 12, 1996
Page 3

              "PROVED UNDEVELOPED OIL AND GAS RESERVES. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.
         Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated unless such techniques have been proved effective by actual tests in the area and in the same reservoir."


     Natural gas volumes are expressed at standard conditions of temperature and pressure applicable in the area the gas is purchased. Condensate reserves estimated are those obtained from normal separator recovery. Crude oil and natural gas liquids are stated as standard barrels of 42 U.S. gallons per barrel.

     Estimated net proved reserves of crude oil, natural gas, and natural gas liquids, as of April 1, 1996, are:


                                            Crude Oil
                                            and Natural
                                            Gas Liquids    Natural Gas
                                            -----------    -----------
                                                 Barrels   MCF

Total Proved Developed Producing Reserves         4,842    26,700,580

Total Proved Developed Non-Producing Reserves         0    14,659,080

Total Proved Undeveloped Reserves                     0    39,566,440
                                                      -    ----------

TOTAL PROVED RESERVES                             4,842    80,926,100
                                                  -----    ----------
                                                  -----    ----------

     Value of net proved reserves is expressed in terms of estimated future net revenue and present value of future net revenue. Future net revenue is calculated by deducting estimated operating expenses, future development costs, and severance and ad valorem taxes from the future gross revenue.

     Present value of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization. Present value, as expressed herein, should not be construed as fair market value since no consideration has been given to many factors which influence the prices at which petroleum properties are traded, such as taxes on operating profits, allowance for return on the investment, and normal risks incident to the oil business.

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Evergreen Resources, Inc.
April 12, 1996
Page 4

     Evergreen hedges natural gas prices, and as a result, natural gas prices included in this appraisal reflect Evergreen's expected prices as of April 1, 1996. Gas prices used in the Raton Basin are based on existing gas sales contracts. Gas prices used in the Rosa Unit reflect income from Evergreen's sale of their tax credits for coal bed methane reserves. Current average operating costs are used to estimate future costs required to operate the properties.

     Estimated future net revenue and net present value of future net revenue from proved crude oil, natural gas, and natural gas liquid reserves, as of April 1, 1996, follow:

                                                                10% Disc.
                                                 Future Net     Future Net
                                                 Revenue $      Revenue $


Total Proved Developed Producing Reserves        29,108,160     13,608,700

Total Proved Developed Non-Producing Reserves    14,893,489      5,126,980

Total Proved Undeveloped Reserves                39,017,620     11,427,740
                                                 ----------     ----------

TOTAL PROVED RESERVES                            83,019,269     30,163,420
                                                 ----------     ----------
                                                 ----------     ----------

     The estimated net present value of total proved reserves increased $6,851,096 from the previous year's appraisal. This increase is attributable to higher gas prices and drilling and completing new wells in the Raton Basin. Natural gas reserves increased from 57.9 Bcf to 80.9 Bcf from the previous year due to this activity. Proved crude oil reserves significantly decreased due to sales of properties located in Wyoming, Oklahoma, and New Mexico.

     Production rates of Evergreen's coalbed methane reserves are reduced from the previous year's appraisal. The decreased production rates reflect actual field and sales conditions which require Evergreen to restrict the production rates of individual wells. As of April 1, 1996, the gas gathering system which collects natural gas is operating at full capacity, and as a result, well head pressures are higher than required for optimal production. Further, the high well head pressures restrict flow of water into the well, lengthening the dewatering period. As a result, the individual well production gas rates are projected to be lower than the prior year's estimates. However, ultimate economic recoverable reserve quantities are essentially unchanged.

     Virtually all of Evergreen's gas reserves are coal gas located in the Raton Basin, Colorado, and the San Juan Basin, New Mexico. Projection of coalbed methane gas reserves is generally more complicated than projection of conventional hydrocarbon reservoirs due to complex reservoir properties and the dewatering process required to develop producible natural gas reservoirs. Therefore, reserve estimates and gas production rates for coalbed methane wells are modified frequently as gas and water production data becomes available.

     With one exception, the producing wells in the Raton Basin are completed in the Vermejo coal interval. Most of these wells contain the Raton Coal section above the producing Vermejo Coal zone. Gas reserves in the Raton Coal interval in the currently

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Evergreen Resources, Inc.
April 12, 1996
Page 5

drilled wells are classified as Proved Developed Non-Producing (Behind Pipe), due to relatively small expenditures required to complete the Raton Coal in the existing wellbore. Evergreen does not plan to aggressively complete these reserves for two to seven years.

     The Don #44-7, Rudy Bo #12-16, Taylor #42-10, and Taylor #42-7 wells are currently candidates for refracturing. The production rates of these wells are expected to increase to the level reflected in the projections. These projections are based on high rates observed after successful refracture operations performed on the Taylor #44-1 and Taylor #12-8 wells.

     The negative investment values occurring in 2002 for certain Proved Developed Non-Producing wells located in the Raton Basin are due to unitization capital costs and the return of payment advances used by Evergreen to purchase certain portions of their working interests in those wells.

     The estimates of reserves, future net revenue, and net present value are determined according to our understanding of applicable regulations of the Securities and Exchange Commission. These estimates have not been filed with any other federal authority or agency.

     Resource Services International, Inc. and its principals are unrelated to Evergreen, its officers, shareholders, and properties evaluated in this report. We do not own a direct or indirect financial interest in Evergreen or its properties.


                                      Submitted,

                                  /s/ Resource Services International, Inc.

                                  RESOURCE SERVICES INTERNATIONAL, INC.